Mail Stop 3561

June 12, 2006

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, New York 10016

    Re: Millennium India Acquisition Company Inc.
              Amendment Nos. 1 and 2 to Registration Statement on Form S-1
              Filed May 18, 2006 and June 6, 2006
              File No. 333-133189

Dear Mr. Cherian:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1

Prospectus Summary, page 1

The Offering, page 3

Limited Payments to Insiders, page 7

1. You state "[w]e anticipate that a portion of the aggregate maximum of $2,300,000 that will be available to us from interest earned on the monies in the trust account for our working capital needs will be used to reimburse Messrs. Cherian and Kanuga for out-of-pocket expenses in connection with conducting certain full-time activities on our behalf, such as identifying and investigating possible business targets and business combinations." Please expand upon the other activities that Messrs. Cherian and Kanuga will conduct on your behalf in addition to identifying and investigating possible business targets and business combinations.

Capitalization, page 29

2. Please explain your accounting treatment for the 500,000 shares issued to directors and officers for $4,000 in cash. We note this issuance occurred in May, after your units had been priced for the offering. Explain how you determined the fair value of the shares and tell us the assumptions used in your fair value model, if applicable.

Liquidation if no business combination, page 42

3. Please fully and completely discuss the procedures for dissolution of the company pursuant to Delaware law in the event that no business combination transaction is consummated. This discussion would include the following issues: (i) the timing of the dissolution process; and (ii) a discussion of the steps and procedures which must be undertaken in the process of dissolution (including discussions of the workings and relationship by and among Sections 275, 278, 280 and 281 of the DGCL).

4. Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company's stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with

respect to access to or distributions from the company's assets; and (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance.."

Certain Relationships and Related Transactions, page 59

5. On the bottom of page 59 you describe what appears to be two additional private placement transactions taking place concurrently with the effectiveness of this registration statement and the closing of the private placement of 2,250,000 warrants: (i) a resale of 310,000 shares of common stock by the founders, and (ii) the purchase of "at least" 1,225,000 warrants by certain officers, directors and special advisors. With respect to the transaction ser forth in (i) above, please detail the timing of such transaction, the business purpose of such transaction, the exemption from registration under the Securities Act being relied upon, and whether such founders should be deemed to be underwriters with respect to such resell transaction. With respect to the transaction set forth in (ii) above, please detail the exemption from registration under the Securities Act being relied upon, and detail the intended use of proceeds, both here and elsewhere as appropriate, from this transaction. We may have further comment.

Note 8 – Warrants and Option to Purchase Common Stock, page F-11

6. Please refer to comment 50 of our letter dated May 10, 2006. Please clarify whether the estimated volatility of 38% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

7. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities

marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Amendment 2

8. Please describe for us in a narrative format the changes that were made between Amendment 1 and Amendment 2 and the reasons for the changes.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration

F. Jacob Cherian
Millennium India Acquisition Company Inc.
June 12, 2006
Page 5

of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ira I. Roxland, Esq.
    Fax (212) 768-6800